Exhibit 99.2

(Incorporated in Hong Kong with limited liability)
(Stock Code: 883)

Change of Independent Non-executive Director

The Company hereby announces that Mr. Evert Henkes retired as an Independent Non-executive Director of the Company in accordance with the Article 97 of the articles of association of the Company, following the conclusion of the AGM on 29 May 2008. The Company is pleased to announce that Mr. Wang Tao was elected by the shareholders of the Company as an Independent Non-executive Director of the Company at the AGM on 29 May 2008.

CNOOC Limited (the “Company”) hereby announces that Mr. Evert Henkes retired as an Independent Non-executive Director of the Company in accordance with the Article 97 of the articles of association of the Company, following the conclusion of the annual general meeting of the Company (the “AGM”) on 29 May 2008.

The board of directors of the Company (the “Board”) would like to thank Mr. Evert Henkes for his contribution to the Company during his terms of office.

The Company is pleased to announce that Mr. Wang Tao (“Mr. Wang”) was elected by the shareholders of the Company as an Independent Non-executive Director of the Company at the AGM on 29 May 2008.

Mr. Wang was born in 1931. From 1954 to 1963, Mr. Wang studied at Moscow Institute of Oil in former Soviet Union and majored in Geological Mineralogy where he obtained his Deputy Doctoral degree. Mr. Wang is the Chairman of Chinese National Committee for World Petroleum Council, the Vice-chairman of Chinese-Arab Friendship Association and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as the adjunct professor and/or doctoral advisor in several institutes such as China University of Petroleum. Mr. Wang has been working in oil and gas sector for more than fifty years. As of September 1963 he served the post of the Chief Geologist in Beijing Research Institute of Petroleum Science; as of May 1965 the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office; as of March 1970 the Deputy Secretary, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau; as of November 1979 the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in Command Office of South China Sea Oil Exploration; as of June 1983 the General Manger of CNOOC Nanhai East Corporation; as of June 1985 the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry and as of May 1988 the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Executive Director of Sino Union Petroleum & Chemical International Limited which is listed in Hong Kong.

Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Wang. Mr. Wang’s emoluments in 2008 are expected to comprise of an annual director’s fee of HK$950,000 before Hong Kong tax. The emoluments of Mr. Wang will be determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang is subject to the retirement provisions in the articles of association of the Company, and is expected to retire and be eligible for re-election before 2011.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters to be brought to the attention of the shareholders of the Company.

The Board warmly welcomes the election of Mr. Wang Tao as an Independent Non-executive Director of the Company.

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 29 May 2008

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